UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

KEY TECHNOLOGY, INC.

(Name of Subject Company)

KEY TECHNOLOGY, INC.

(Name of Person Filing)

Common Stock, No Par Value (Title Class of Securities)

493143101

(CUSIP Number of Class of Securities)

John J. Ehren

Chief Executive Officer

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Ronald L. Greenman

Thomas P. Palmer

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Telephone: (503) 221-1440

Telecopy: (503) 972-3706

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Key Technology, Inc., an Oregon corporation (“Key Technology”), with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Duravant and Purchaser with the SEC on February 8, 2018.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section immediately prior to the section captioned “Forward-Looking Statements”:

“Expiration of the Offer

The Offer and withdrawal rights expired at 5:00 p.m. (Eastern Time), on Monday, March 19, 2018. The Depositary has indicated that, as of the Expiration Time, a total of 5,510,731 Shares (excluding Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary) have been validly tendered in the Offer, and not validly withdrawn, representing approximately 86.2% of the outstanding Shares as of the Expiration Time.

The number of Shares (excluding Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary) validly tendered in the Offer, and not validly withdrawn, satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all such Shares pursuant to the Offer.

Purchaser has exercised the Top-Up Option in accordance with the Merger Agreement, as a result of which Purchaser purchased a sufficient number of Shares to complete the Merger without any vote or other action by the shareholders of Key Technology pursuant to

Section 60.491 of the OBCA. The short-form merger was subsequently completed on March 20, 2018. Pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Key Technology, Duravant, Purchaser or the holders of any shares of capital stock of Key Technology, each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares owned by Duravant, Purchaser or any other wholly-owned subsidiary of Duravant or Shares of Key Technology or any wholly-owned subsidiary of Key Technology) was canceled and converted automatically into and thereafter represented the right to receive an amount equal to $26.75 in cash, without interest, and net of any applicable withholding taxes (which is the same cash price per Share paid in the Offer).

Upon consummation of the Merger, Key Technology became a wholly-owned subsidiary of Duravant. In addition, following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On March 20, 2018, Duravant issued a press release announcing the expiration and successful completion of the Offer. A copy of the press release issued by Duravant is attached hereto as Exhibit (a)(5)(I) and is incorporated by reference herein.”

Item 9. Exhibits

The information set forth in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description

(a)(5)(I)	Press Release issued by Duravant LLC, dated March 20, 2018 (incorporated by reference to Exhibit (a)(1)(P) to Amendment No. 6 to the Schedule TO)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2018	KEY TECHNOLOGY, INC.

	By:	/s/ John J. Ehren
Name John J. Ehren
Title: President and Chief Executive Officer